UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date earliest event reported):   June 22, 2001

Parkway Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	74-2123597
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647
Jackson, Mississippi 39225-4647
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code   (601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

FORM 8-K

PARKWAY PROPERTIES, INC.

Item 2. Acquisition or Disposition of Assets.

On June 22, 2001, Parkway 233 North Michigan, LLC, a subsidiary of Parkway Properties, LP, purchased the 233 North Michigan Avenue office building and an adjacent, four-level structured parking garage (the "Chicago Purchase") in Chicago, Illinois from TST 233 N. Michigan, L.L.C., for $173,500,000 in cash. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $175,050,000. The Building contains 1,067,000 Rentable Square Feet, which includes office, retail and storage and is currently 89% leased. The Company funded the purchase with $55,000,000 obtained from the sale of 1,603,499 shares of Series B Cumulative Convertible Preferred Share to Rothschild/Five Arrows under the previously announced agreement to issue convertible preferred equity, $14,050,000 from our existing line of credit and a $106,000,000 fixed rate, non-recourse, first mortgage with Deutsche Banc Alex Brown. The interest rate on the mortgage is 7.35%, inclusive of amortized financing. The interest rate on the line of credit is LIBOR plus 137.5 basis points, which equates to a rate of approximately 5.125% today.

Item 7. Financial Statements and Exhibits.

(a)   Financial Statements

The audited financial statement of the Chicago Purchase for the year ended December 31, 2000 is incorporated by reference to the Registrant's Form 8-K dated and filed on June 21, 2001. Also incorporated is the unaudited financial statement for the three months ended March 31, 2001.

(b)   Pro Forma Consolidated Financial Statements

The pro forma consolidated financial statements required are incorporated by reference to the Registrant's Form 8-K dated and filed on June 21, 2001.

(c)   Exhibits

(2)   Purchase and Sale Agreement between TST 233 N. Michigan, L.L.C., a Delaware limited liability company, and Parkway Properties LP, a Delaware limited partnership is incorporated by reference to the Registrant's Form 8-K dated and filed June 21, 2001. Parkway agrees to furnish supplementally to the Securities and Exchange Commission on request a copy of any omitted schedule or exhibit to this agreement.

(4a)   Indenture of Mortgage, Security Agreement Financing Statement Fixture Filing and Assignment of Leases, Rents and Security Deposits dated June 22, 2001 made by Parkway 233 North Michigan, LLC to German American Capital Corporation (filed herewith).

(4b)   Promissory Note made as of June 22, 2001 by Parkway 233 North Michigan, LLC in favor of German American Capital Corporation (filed herewith).

<center>**FORM 8-K**</center>

<center>**PARKWAY PROPERTIES, INC.**</center>

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: July 3, 2001   PARKWAY PROPERTIES, INC.

BY: /s/ Regina P. Shows
         Regina P. Shows, CPA
         Chief Accounting Officer

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